Patrick F. Bright (State Bar #68709)
WAGNER, ANDERSON & BRIGHT, PC
3541Ocean View Boulevard
Glendale, California 91208
(818) 249-9300
(818) 249-9335 (fax)
E-Mail: pbright@patentattorney.us

Attorneys for Plaintiff SmartMetric Inc.,

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SMARTMETRIC INC., a Nevada corporation, Plaintiff, vs. MASTERCARD INTERNATIONAL INCORPORATED a Delaware corporation, and VISA, INC., a Delaware corporation Defendants.	CASE NO. **COMPLAINT FOR INFRINGEMENT OF U. S. PATENT 6,792,464** JURY TRIAL DEMANDED

1. Plaintiff SmartMetric Inc. ("SmartMetric"), a Nevada Corporation, for its complaint, and demanding trial by jury under Rule 38, Fed. R. Civ. P., and Local Rule 38-1, alleges that Defendants MasterCard International Incorporated ("MC") and VISA, Inc. ("VISA"), are infringing U.S. Patent 6,792,464 (the " '464 patent"), in this judicial district, by selling, offering to sell and using contact and contact/contactless credit card systems that use datacards that, when inserted into a data card reader, help to establish connection to a network (the "Systems"), that infringe at least claims 1 and 14 of the '464 patent.

2.   Claim 1 of the '464 patent reads as follows: "A computer system for allowing a user to automatically access one of a plurality of network service providers which require information specific to the user and/or the network service provider to be accessed, the computer system comprising: a data card which contains the information specific to the user and/or the network service provider to be accessed; a data card reader adapted to access at least part of the information contained on the data card when the data card is in communication therewith; a data processor in communication with the data card reader and adapted to be connected to a network; and an application program resident on the data processor, said application program being configured to automatically retrieve at least part of the information contained on the data card when the data card is in communication with said data card reader and to use said information to gain access to one of the plurality of network service providers via the network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers or the plurality of network service providers along with corresponding location information for each access number in the list, wherein said application program is immediately triggered upon insertion of said data card into said data card reader." The accused system is such a computer system. This system permits users with contact and contact/contactless cards, which contain information specific to the users and/or the network service provider to be accessed, to access such networks by inserting the

cards into a reader. These systems include data processors in communication with the data card readers, and application programs resident on the processors, as called for in claim 1. These programs automatically retrieve at least part of the information contained on the data cards when the cards are in communication with the reader, and use this information to gain access to one of the plurality of network service providers via the network, using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers or the plurality of network service providers along with corresponding location information for each access number in the list, such that the programs are immediately triggered upon insertion of such cards into such readers.

3.   Claim 14 of the '464 patent reads as follows: A method for allowing a user to automatically access one of a plurality of network service providers which require information specific to the user and/or the network service provider to be accessed, comprising the steps of: configuring an application program resident on a data processor to automatically retrieve at least part of the information specific to the user and/or the network service provider to be accessed contained on a data card when said data card is in communication with a data card reader and to use said information to gain access to one of the plurality of network service providers via a network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of

access numbers for the plurality of network service providers along with corresponding location information for each access number in the list; and immediately triggering said application program upon insertion of said data card into said data card reader." On information and belief, the accused methods allow a user to automatically access one of a plurality of network service providers which require information specific to the user and/or the network service provider to be accessed. These methods configure an application program, resident on a data processor, to automatically retrieve at least part of the information specific to the user and/or the network service provider to be accessed contained on a contact or contact/contactless data card when such a card is in communication with a data card reader. The program uses such information to gain access to one of the plurality of network service providers via a network by using one of a default access number indicating a designated network service provider and a local access number from a database containing a list of access numbers for the plurality of network service providers along with corresponding location information for each access number in the list. These methods immediately trigger the application program, upon insertion of the data card into the data card reader. That is, these methods permit users with contact and contact/contactless data cards, which contain information specific to the users and/or the network service provider to be accessed, to access such networks by inserting a contact or contact/contactless card into a data card reader that is part of such a system.

1 4. MC's and VISA's accused systems therefore provide for automatic access to

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3 a network by inserting such data cards into data card readers and relaying

4 information to/from the electric connectors of the data card and the data card

5 reader.

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7 5. This is a civil action for patent infringement and arises under, among other

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9 things, the United States Patent Laws, 35 U. S. C. section 101 et seq. Jurisdiction is

10 therefore based upon 28 U. S. C. sections 1331 and 1338(a), providing for federal

11 question jurisdiction of patent infringement actions and exclusive jurisdiction of

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13 patent infringement actions in the U. S. district courts.

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15 6. Plaintiff SmartMetric is informed and believes, and thereon alleges, that

16 venue in this court is proper under 28 U. S. C. section 1391(b)-(c) and section

17 1400(b) because the acts of patent infringement alleged herein took place, at least

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19 in part, within this judicial district.

20 7. Plaintiff SmartMetric is a corporation organized and existing under the laws

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22 of the State of Nevada and has a place of business at Bay Harbour, FL.

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24 8. Defendant MC is, on information and belief, a corporation of the State of

25 Delaware, and has a place of business in El Segundo, California.

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27 9. Defendant VISA is, on information and belief, a corporation of the State of

28 Delaware, and has a place of business in Los Angeles, California.

lawfully issued the '464 patent under the title SYSTEM FOR AUTOMATIC CONNECTION TO A NETWORK. A true and correct copy of the '464 patent is attached hereto as Exhibit 1. By assignment, SmartMetric is the owner of the '464 patent.

11.   On information and belief, Defendant MC has infringed the '464 patent by selling, and offering for sale, systems claimed in the '464 patent in this judicial district and elsewhere in the United States. On information and belief, this infringement will continue unless enjoined by this Court.

12.   On information and belief, Defendant VISA has infringed the '464 patent by selling, and offering for sale, systems claimed in the '464 patent in this judicial district and elsewhere in the United States. On information and belief, this infringement will continue unless enjoined by this Court.

13.   On information and belief, Defendant MC's infringement of the '464 patent has damaged SmartMetric in an unknown amount. These damages continue to grow as MC's infringement continues. Under Section 284 of Title 35 of the United States Code, SmartMetric seeks damages adequate to compensate for this infringement in an amount no less than a reasonable royalty, together with interest and costs affixed by the Court.

14.   Defendant VISA's infringement of the '464 patent has damaged SmartMetric in an unknown amount. These damages continue to grow as VISA's infringement continues. Under Section 284 of Title 35 of the United States Code, SmartMetric seeks damages adequate to compensate for this infringement in an amount no less than a reasonable royalty, together with interest and costs affixed by the Court.

15.   Defendants' continuing infringement of the '464 patent has caused and continues to cause irreparable harm to SmartMetric, including impairing the value of the '464 patent in an amount yet to be determined. Pursuant to Section 283 of Title 35 of the United States Code, SmartMetric seeks a preliminary and a permanent injunction against further infringement of the '464 patent.

PRAYER FOR RELIEF

WHEREFORE, SmartMetric prays for the following relief from this court against each of the Defendants:

For an order, pursuant to 35 U. S. C. section 271, declaring that each Defendant's System has infringed one or more claims of the '464 patent;

A preliminary and a permanent injunction against each Defendant, prohibiting each of them from further infringement of the '464 patent.

An award of the actual damages SmartMetric has suffered by reason of the infringement charged in this Complaint, in an amount not less than a reasonable royalty on each Defendant's infringement of the '464 patent.

COMPLAINT—JURY TRIAL DEMANDED

An award to Plaintiff SmartMetric of their costs herein.

Such further relief as the Court may deem just and proper.

//

Dated: August 29, 2011

WAGNER, ANDERSON & BRIGHT PC

Patrick F. Bright

by: [signature]

Patrick F. Bright

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COMPLAINT—JURY TRIAL DEMANDED

DEMAND FOR JURY TRIAL

Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, and Local Rule 38-1, Plaintiff SmartMetric does hereby demand trial by jury of each and every issue or claim as to which it is entitled to trial by jury under Rule 38(a) of the Federal Rules of Civil Procedure.

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Dated: August 29, 2010

WAGNER, ANDERSON & BRIGHT LLP

Patrick F. Bright

by: _Patrick Bright_

Patrick F. Bright